EXHIBIT 99.2

RADVISION to Present at Rodman & Renshaw Investment Conference on September 13th

Presentation to be webcast and archived

Press Release Source: RADVISION On Thursday September 8, 2011, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the Rodman & Renshaw Global Investment Conference in New York City on Tuesday, September 13th, from 3:40 to 4:05 p.m. (Eastern).

Rodman & Renshaw will host a live webcast of the Company’s presentation, which can be accessed at http://www.wsw.com/webcast/rrshq20/rvsn and on the Investor Events page of the RADVISION web site at www.radvision.com or by clicking on the following link: www.radvision.com/InvestorEvents/RR2011.

A replay of the event will be available on the RADVISION web site approximately three hours after the live event and accessible for ninety days.

About RADVISION

RADVISION (NASDAQ:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Corporate:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
June Filingeri, +1 203-972-0186
Comm-Partners LLC
junefil@optonline.net